Exhibit 15.1

To the Board of Directors and Shareholders of

Millennium Group International Holdings Limited

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim financial information of Millennium Group International Holdings Limited and its subsidiaries for the periods ended December 31, 2021 and 2020, as indicated in our report dated August 22, 2022; because we did not perform an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

San Mateo, California	WWC, P.C.
August 22, 2022	Certified Public Accountants
PCAOB ID No. 1171